UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ALBANY MOLECULAR RESEARCH, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

012423109

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CONSTANCE M. D’AMBRA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER —0—
	6.	SHARED VOTING POWER 2,365,818 (1)
	7.	SOLE DISPOSITIVE POWER —0—
	8.	SHARED DISPOSITIVE POWER 2,365,818 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,818 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Mrs. D'Ambra jointly owns 2,365,818 shares with her spouse, Dr. Thomas E. D’Ambra. Dr. and Mrs. D'Ambra may be deemed to beneficially own an additional 375,000 shares, which are held by the Thomas D’Ambra SLAT Trust (the "Trust Shares"). The trustee of the Thomas D’Ambra SLAT trust is Dr. and Mrs. D’Ambra’s son, Geoffrey D’Ambra. Mrs. D'Ambra disclaims beneficial ownership of the Trust Shares, and this report shall not be deemed an admission that she is the beneficial owner of the Trust Shares, except to the extent of her pecuniary interest, if any, in the Trust Shares.

(2)  Based on 35,869,305 shares of Common Stock outstanding as of December 31, 2015.

Item 1

(a).	Name of Issuer:

Albany Molecular Research, Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:

26 Corporate Circle, Albany, NY 12203

Item 2

(a).	Name of Person Filing:

Constance M. D’Ambra

(b).	Address of Principal Business Office or, if None, Residence:

26 Corporate Circle, Albany, NY 12203

(c).	Citizenship:

United States

(d).	Title of Class of Securities:

Common Stock, $0.01 par value

(e).	CUSIP Number:

012423109

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,365,818 (1)

(b)	Percent of class: 6.6% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote : 2,365,818 (1)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 2,365,818 (1)

(1)  Mrs. D'Ambra jointly owns 2,365,818 shares with her spouse, Dr. Thomas E. D’Ambra. Dr. and Mrs. D'Ambra may be deemed to beneficially own an additional 375,000 shares, which are held by the Thomas D’Ambra SLAT Trust (the "Trust Shares"). The trustee of the Thomas D’Ambra SLAT trust is Dr. and Mrs. D’Ambra’s son, Geoffrey D’Ambra. Mrs. D'Ambra disclaims beneficial ownership of the Trust Shares, and this report shall not be deemed an admission that she is the beneficial owner of the Trust Shares, except to the extent of her pecuniary interest, if any, in the Trust Shares.

(2)  Based on 35,869,305 shares of Common Stock outstanding as of December 31, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date

/s/ Constance M. D’Ambra
Signature

Constance M. D’Ambra
Name